Exhibit 99.44

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

November 16, 2020

Item 3:	News Release

The news release attached hereto as Schedule “A” announcing the material change described herein was disseminated through the news dissemination services of CNW/PRNewswire and Newsfile Corp. on November 16, 2020, and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On November 16, 2020, the Company announced initial results from hole NFGC-20-26 at the Keats Zone drilled as part of the Company’s ongoing 100,000 m diamond drill program at its 100% owned Queensway High-Grade Gold Project in Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached hereto as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

November 16, 2020

Schedule “A”

New Found Gold Corp. Suite 1430, 800 West Pender Street Vancouver, BC, V6C 2V6

New Found Intercepts 44.5 g/t Au over 6.85m in 60m

Step-Out at Keats Zone, Queensway Project,

Newfoundland

Vancouver, BC, November 16, 2020: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce initial results from hole NFGC-20-26 at the Keats Zone (“Keats”), drilled as part of the Company’s ongoing 100,000m diamond drill program at its 100% owned Queensway High-Grade Gold Project (“Queensway”), 15km west of Gander, Newfoundland.

Highlights

•	An interval of drill core in Hole NFGC-20-26 displaying abundant quartz veining, sulfides and visible gold was assayed on a rush basis returning 44.5 g/t Au over 6.85m within a longer interval of 11.8 g/t Au over 29.15m, starting at 45 m down hole (note that the exact orientation of the veins is uncertain but believed to be steeply dipping thus implying true widths in the 70% to 80% range of reported drill lengths).

•	The reported interval in NFGC-20-26 is located on fence line 4750N and is approximately 60m south-west of the discovery interval in hole NFGC-19-01 (see Figure 1). Two additional holes have now been completed on fence line 4750N and intervals from these holes have been submitted for assay on a rush basis.

•	The high-grade interval in NFGC-20-26 displays characteristics suggestive of an epizonal orogenic depositional environment.

•	The 10 m step out pattern from NFGC-19-01 roughly centered on fence line 4800N is continuing with ten holes additional to those already reported now completed (Figure 1). Intervals from each of these holes have been submitted or are being prepared for submission for assay on a rush basis.

•	Four holes on fence line 4850N approximately 50m north of NFGC-19-01 have now been completed and intervals from these holes have also been submitted for assay on a rush basis (see Figure 1).

Denis Laviolette President of New Found, stated: “We are delighted to intersect this significant interval of high-grade gold mineralization 60m south of discovery hole NFGC-19-01. Historic work and more recent drilling at Keats have demonstrated gold mineralization over at least 300m of strike and the Keats target remains open in each direction along strike and to depth. We are continuing to drill on grid lines at 50m spacing to the north and south of NFGC-19-01 and anticipate further results from this drilling in the next several weeks. In addition, the closer spaced drilling around NFGC-19-01 is yielding outstanding results and giving us valuable information about the spatial distribution and geometry of the high-grade gold mineralization. Our recent hole at Lotto Zone 2 km north of Keats (41.2 g/t Au over 4.75m and 25.4 g/t Au over 5.15m) has confirmed the potential for multiple high-grade zones along the 5km of the Appleton Fault Zone that will be grid drilled in our current 100,000m program.”

Figure 1. Drill hole collar and interval locations

Figure 2. Example of high-grade gold mineralization in Keats hole NFGC-20-26 (note this is not intended to be representative of the gold mineralization in NFGC-20-26).

Drill Collar and Interval Summaries

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-26	300	-45	269	658151	5427444

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-20-26	44.7	73.85	29.15	11.8
Incl.	67.0	73.85	6.85	44.5	Keats Main
Incl.	73.5	73.85	0.35	824
NFGC-20-26	194.4	197.6	3.20	1.09	Keats FW
NFGC-20-26	219.7	222.3	2.60	2.02	Keats FW

Table 1. Drill hole collar and interval summaries

QA/QC

True widths of the new exploration intercepts reported in this press release have yet to be determined but are estimated to be 70% to 80% of reported core lengths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cutoff of 1.0 g/t Au. All HQ split core assays reported were obtained by either whole sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia. The whole sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101.

About New Found Gold Corp

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. With working capital of approximately C$75 million the Company is well financed for aggressive exploration with an initial planned drill program of 100,000 meters. New Found has a proven capital markets and mining team with major shareholders include Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors and insiders (4%). Approximately 65% of the Company’s issued and outstanding shares are subject to escrow or 180-day lock up agreements.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgments

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.